UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Y-mAbs Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

984241109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,787,825 (1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 2,787,825 (1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,787,825 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.0% (2)

12.	Type of Reporting Person (See Instructions): CO

(1)                   Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the “Board”). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)                   Based on 39,728,416  shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2019.

Item 1.(a).	Name of Issuer: Y-mAbs Therapeutics, Inc.
(b).	Address of Issuer’s Principal Executive Offices: 230 Park Avenue Suite 3350 New York, New York 10169

Item 2(a).	Name of Person Filing: HBM Healthcare Investments (Cayman) Ltd.
Item 2(b).	Address of Principal Business Office: Governors Square Suite #4-212-2 23 Lime Tree Bay Avenue West Bay Grand Cayman, Cayman Islands
Item 2(c).	Citizenship: Cayman Islands, British West Indies
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 984241109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 2,787,825 (1)
(b) Percent of class: 7.0% (2)
(c) Number of shares as to which the Reporting person has:
(i) Sole power to vote or to direct the vote: 2,787,825(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,787,825(1)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

(1)         Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the Board. The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)         Based on 39,728,416 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2019.

Item 10.	Certification.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2020

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ Jean-Marc LeSieur
Name:	Jean-Marc LeSieur
Title:	Managing Director

SIGNATURE PAGE TO SCHEDULE 13G AMENDMENT NO. 2 (Y-MABS THERAPEUTICS, INC.)